UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         MAS ACQUISITION VIII CORP.
                         --------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                               35-2065470
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           168 South Park Street, San Francisco, CA          94107
          -------------------------------------------      ----------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (415) 908-1000
                                                               --------------


                         --------------------

                             INTRODUCTION

  NetStaff, Inc. ("NET") was incorporated in the State of Delaware in June, 1996. NET is in the business of providing an Internet-based multiple listing service for the professional staffing industry. NET brings together the resources of the staffing industry with the needs of the corporate human resources community. Its products, including NetStaff MLS, NetStaff SCOnline for staffing companies, and NetStaff HROnline for HR professionals, all focus on bringing the top-notch, qualified, screened job candidates of progressive, forward-thinking staffing companies together with the fast-paced, growing companies that need them. NET's web portal is www.netstaff.com. NET believes that its products and services will transform the way the staffing industry operates.

  On September 15, 1999, NET entered into a Stock Exchange Agreement (the "Agreement") with MAS Acquisition VIII Corp. (the "Company"). This
Statement is being mailed on or about September 16, 1999 to holders of record on September 15, 1999 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the merger and change of the Company's directors effected on or around September 15, 1999.

  As result of the Agreement between the Company and NET, NET has merged into the Company and the Company is changing its name to NetStaff, Inc.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the Agreement, 1,669,505 shares of Common Stock of NET shall convert into 8,505,000 shares of Common Stock of the Company at the conversion rate of 1 to 5.0943. In addition the Company has accepted the return of, and cancelled, 80,217,800 shares of Common Stock of the Company issued to Aaron Tsai.

  As a result of the Agreement, the Company has accepted the resignation of Aaron Tsai, the Company's sole Director and Officer, as of September 15, 1999, and appointed Patrick Rylee as Director, President and Chief Executive Officer and Colin Childerley as Director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 16, 1999. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                  Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
---------------------------     --------------------      ----------------
Patrick Rylee                       4,274,393                   31.7%
c/o NetStaff, Inc.
168 South Park
San Francisco, CA 94107

Colin Childerley
c/o NetStaff, Inc.
168 South Park
San Francisco, CA 94107             2,849,592                   21.1%

Aaron Tsai                          1,300,000                    9.6%
c/o MAS Financial Corp.
1710 E. Division St.
Evansville, IN 47711

All Officers and Directors          7,123,985                   52.8%
(2 persons)
___________________________


              DIRECTORS AND EXECUTIVE OFFICERS

  The following persons are the Directors and Executive Officers of the Company after the merger:

Name                   Age                   Position(s)
--------------------   ---         -----------------------------------------
Patrick Rylee           40         President, Chief Executive Officer and
                                   Director

Colin Childerley        52         Director


PATRICK RYLEE

Patrick Rylee is a founder, President and CEO of NetStaff, Inc. and has been since its formation in June 1996. Prior thereto, he was National Sales Director for Qualify International, a software company specializing in search and retrieval software for the staffing industry. From 1990 to 1993, he was the National Sales Director at TempFunds America, a finance company specializing in receivables financing for the temporary help industry.

COLIN CHILDERLEY

Colin Childerley is a Director and has been with NetStaff, Inc. since its founding in June 1996. Prior thereto, from 1990 through 1996, Mr. Childerley was the President of 101 Ltd., a UK-based company, specializing in real property development. For approximately fifteen years prior thereto, he was the President of Childerley's Flowers Ltd., a London-based company, specializing in design and special events.

            COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name and Principal Position               Annual Salary
------------------------------------      -------------

Patrick Rylee                             $120,000


SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 16, 1999

                                     MAS Acquisition VIII Corp.


                                     By: /s/ Patrick Rylee
                                        --------------------------------
                                         Patrick Rylee, President, CEO
                                         and Director